Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	IMMUTEP LIMITED (ASX:IMM)

ACN:	90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Marc Voigt

Date of Last Notice:	7 August 2017

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	A. Direct B. Indirect.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	A. N/A B. Mr Marc Voigt holds indirect interests in PRR via JP Morgan Nominees Australia Limited

Date of change	4 December 2017

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held prior to change

A.     Direct

1.      24,381,127 Fully Paid Ordinary Shares (“FPOs”).

2.      12,254,902 LTI Performance Rights in accordance with shareholder approval obtained at 2014 AGM.

3.      643,629 unlisted options exercisable at $0.0774 each on or before 30 June 2018.

4.      45 United States Level 1 American Depository Receipts (ADRs). Note that the ADR to FPO Ratio is 1:100.

B.     Indirect

1.      557,499 FPOs.

Class

A.     Direct

1.      FPOs.

2.      Performance Rights in accordance with shareholder approval obtained at 2014 AGM.

3.      PRRAE (unlisted options exercisable at $0.0774 each on or before 30 June 2018).

4.      ADRs (45 United States Level 1 American Depository Receipts (ADRs). Note that the ADR to FPO Ratio is 1:100).

B.     Indirect

1.      FPOs.

Number acquired	A. Direct 1. 16,666,667 FPOs. 2. Nil. 3. Nil. 4. Nil. 5. 50,000,000 Performance Rights B. Indirect 1. Nil.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Number disposed	A. Direct 1. Nil. 2. Nil. 3. Nil. 4. Nil. 5. 16,666,667 B. Indirect 1. Nil.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

A.     Direct

1.      Nil - no amount is payable upon exercise of Performance Rights for shares after vesting.

5.      The Performance Rights are issued in accordance with shareholder’s approval obtained at the Annual General Meeting on 17 November 2017. The first tranche of 16,666,667 Performance Rights were exercised for shares.

No. of securities held after change

A.     Direct

1.      41,047,794 FPOs.

2.      12,254,902 LTI Performance Rights in accordance with shareholder approval obtained at 2014 AGM.

3.      643,629 unlisted options exercisable at $0.0774 each on or before 30 June 2018.

4.      45 United States Level 1 American Depository Receipts (ADRs). Note that the ADR to FPO Ratio is 1:100.

5.      33,333,333 LTI Performance Rights in accordance with shareholder approval obtained at the Annual General Meeting on 17 November 2017.

B.     Indirect

1.      557,499 FPOs.

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

A.     Direct

1.      Acquiring 16,666,667 shares upon exercise of the first tranche of performance rights that were issued in accordance with Shareholder’s approval obtained at the Annual General Meeting on 17 November 2017. 1 FPO was acquired for each Performance Right that vested.

5.      50,000,000 Performance Rights were issued in accordance with Shareholder’s approval obtained at the Annual General Meeting on 17 November 2017.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided on what date was this provided?

+ See chapter 19 for defined terms.

Appendix 3Y Page 4	11/3/2002